UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mandalay Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562565101
 (CUSIP Number)

Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

Allison Bennington, Esq.,
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA  94133

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562565101

1.	Name of Reporting Person: Jonathan Cresswell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,770,287
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: Nathaniel MacLeitch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,770,287

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: VA SmallCap Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: David Lockwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IN

* Excludes the Warrants described in Item 6 below.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, $.0001 par value (the “Common Stock”), of Mandalay Media, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA, 90067.  This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1 through 7 and the Exhibits of the Schedule 13D filed by Jonathan Cresswell and Nathaniel MacLeitch on April 1, 2010 (the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.   Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended to read in its entirety as follows.

The names of the persons filing this statement (the “Reporting Persons”) are Jonathan Cresswell, a citizen of the United Kingdom, Nathaniel MacLeitch, a citizen of the United States, ValueAct SmallCap Master Fund, L.P. (“VAC”), a limited partnership organized under the laws of the British Virgin Islands, VA SmallCap Partners, LLC, a Delaware limited liability company, ValueAct SmallCap Management, L.P., a Delaware limited partnership, ValueAct SmallCap Management, LLC, a Delaware limited liability company, and David Lockwood, a citizen of the United States .

Jonathan Cresswell is joint managing director of AMV Holding Limited (“AMV”), a mobile media and marketing company and a subsidiary of the Issuer. The address of AMV is 65 High Street, Marlow, Buckinghamshire, United Kingdom.

Nathaniel MacLeitch is joint managing director of AMV. The address of AMV is 65 High Street, Marlow, Buckinghamshire, United Kingdom.

The principal business of VAC is to purchase, sell, trade and invest in securities. .

The principal business of VA SmallCap Partners, LLC is to serve as the General Partner to ValueAct SmallCap Master Fund, L.P.

The principal business of ValueAct SmallCap Management, L.P. is to render management services to ValueAct SmallCap Master Fund, L.P.

The principal business of ValueAct SmallCap Management, LLC is to serve as the General Partner to ValueAct SmallCap Management, L.P.

David Lockwood is the managing member, principal owner and controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC, and such activities constitute his principal occupation.

The address of the principal business and principal office of each of the Reporting Persons is set forth on Exhibit “A” hereto.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows.

The Reporting Persons acquired the shares of Common Stock to which this Statement relates as follows:

(a)	Pursuant to a Stock Purchase Agreement with the Issuer dated October 8, 2008 (the “Stock Purchase Agreement”), Mr. Cresswell received 1,770,287 shares of Common.

(b)	Pursuant to the Stock Purchase Agreement, Mr. MacLeitch received 1,770,287 shares of Common Stock.
(c)
The Common Stock beneficially owned by VAC, VA SmallCap Partners, LLC, ValueAct SmallCap Management, L.P., ValueAct SmallCap Management, LLC, and David Lockwood was acquired with working capital of such Reporting Persons pursuant to a private placement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to read in its entirety as follows.

On July 30, 2007, VAC purchased a senior secured note from a subsidiary of the Issuer, Twistbox Entertainment, Inc. (“Twistbox”), in the initial principal amount of $16,500,000 (as amended, the “VAC Note”).  Multiple events of default currently exist under the VAC Note.

On October 23, 2008, the Issuer consummated the acquisition of 100% of the issued and outstanding share capital of AMV.  A portion of the purchase price was comprised of a secured promissory note issued by the Company in the initial  principal amount of $5,375,000, payable to Mr. MacLeitch (as trustee for certain former shareholders of AMV) (the “AMV Note”).

On April 16, 2010, the Reporting Persons entered into a letter of intent (the “Letter of Intent”) with the Issuer relating to a restructuring of the VAC Note and the AMV Note.

Pursuant to the Letter of Intent, the Reporting Persons and the Issuer agreed in principal and on a non-binding basis that the Issuer will sell 100% of the currently outstanding equity of AMV and assign certain contracts (collectively, the “Sale”) to a newly formed entity controlled by the Reporting Persons in exchange for (a) the cancellation of approximately $14.0 million of the aggregate amount of unpaid principal and accrued and unpaid interest of the VAC Note (resulting in a remaining outstanding balance of $6 million); (b) the cancellation of the AMV Note (the aggregate amount of unpaid principal and accrued and unpaid interest of which is presently approximately £6.3 million); (c) the cancellation of all warrants and Common Stock held by the Reporting Persons and (d) the termination of the Issuer’s obligations to pay certain earn-out payments under the Stock Purchase Agreement.

Additionally, pursuant to the Letter of Intent, the Reporting Persons and the Issuer agreed in principal and on a non-binding basis that, immediately following the consummation of the Sale, AMV and Twistbox will each contribute certain intellectual property, contracts and capital to a new advertising joint venture which will be owned 50% by AMV and 50% by Twistbox (the “Joint Venture”).

The Reporting Persons and the Issuer may continue to explore alternative structures to effect the substance of the transactions contemplated by the Letter of Intent.

Neither the Issuer nor the Reporting Persons are obligated to effect the foregoing and any such obligation is subject to, among other things, the execution by the Issuer and the Reporting Persons of definitive and binding agreements.  The consummation of the Sale would be conditioned upon the Issuer obtaining all stockholder approvals if and to the extent required under applicable law.   If the parties are unable to reach a definitive agreement or consummate the Sale or Joint Venture, VAC may exercise any remedies that it has under the VAC Note and Messrs. Cresswell and MacLeitch may exercise any remedies they have under the AMV Note.

The foregoing description of the Letter of Intent does not purport to set forth all material terms of the Letter of Intent.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      There have been no transactions in the Common Stock effected by the Reporting Persons effected in the last 60 days.

(d)      The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

VAC holds three warrants to purchase shares of Common Stock (the “Warrants”).   The Warrants entitle VAC to purchase up to a total of 1,092,622, 1,092,621 and 280,899 shares of Common Stock, respectively.  All of the Warrants are out-of-the money.

Item 7.            Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7

Exhibit 99.2             Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 19, 2010

/s/ Jonathan Creswell
Jonathan Creswell

/s/ Nathaniel MacLeitch
Nathaniel MacLeitch

ValueAct SmallCap Master Fund, L.P.,
	By:	VA SmallCap Partners, LLC, Its General
Partner

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

VA SMALLCAP PARTNERS, LLC

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

ValueAct SmallCap Management, L.P.
	By:	ValueAct SmallCap Management, LLC,
Its General Partner

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

ValueAct SmallCap Management, LLC

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

/s/ David Lockwood
David Lockwood
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Exhibit “A”

Exhibit “A” of the Schedule 13D is amended to read in its entirety as follows:

Stockholder	Address

Jonathan Cresswell	86 Osborne Road, Windsor, Berkshire,
SL4 3EN, United Kingdom

Nathaniel MacLeitch	101 Dudley Gardens, London W13 9LU

ValueAct SmallCap Master Fund, L.P.	435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

VA SmallCap Partners, LLC	435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

ValueAct SmallCap Management, L.P.	435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

ValueAct SmallCap Management, LLC	435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

David Lockwood	435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133